John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

June 16, 2017

Catherine DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street N.E.
Washington, D.C. 20549

Re:	360 Funds (the “Trust”) (File Nos. 811-21726 and 333-123290)

Dear Ms. Fettig:

On May 11, 2017, you provided comments to me and my colleague relating to an annual shareholder report filing for the Stringer Growth Fund and Stringer Moderate Growth Fund (the “Stringer Funds”), two series of the Trust. You noted that your review also covered certain other filings of the Trust. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below to each comment. This letter is being submitted in a correspondence filing.

General

1.
Comment: In regards to the Trust’s Form N-PX filings for 2016, please explain why (i) the 2016 Form N-PX filings for certain of the Trust’s series portfolios were filed late (i.e., after August 31, 2016) and (ii) the 2016 Form N-PX filings for the Stringer Funds were not filed with the U.S. Securities and Exchange Commission (the “SEC”).

Response: During the course of a routine compliance review in October 2016, it was determined that the 2016 Form N-PX had not been filed with respect to certain of the Trust’s series portfolios. The issue was addressed and corresponding Form N-PX filings were made on November 28th and 29th. No filing was made with respect to the Stringer Funds because no proxies were voted with respect to those funds during the 12-month period ended June 30, 2016. The investment adviser to the Stringer Funds has advised the Trust that the Stringer Funds did not hold any portfolio securities that were subject to a proxy contest during the 12-month period ended June 30, 2016 and that no proxies were voted by Stringer Funds during that period. Therefore, there was no information to provide via an N-PX filing for the 2016 Reporting Period for the Stringer Funds. The Stringer Funds are funds of ETFs and ETFs do not typically hold proxy contests on a regular basis. The foregoing was reported to the board of trustees for the Trust at the January 2017 quarterly board meeting. After further discussion with legal counsel to the Trust, the Trust revised its procedures and will make a filing on behalf of each fund in the Trust regardless of whether it has had any proxies to vote during the period.

Catherine DiAngelo Fettig
U.S. Securities and Exchange Commission
June 16, 2017

Stringer Funds’ Annual Report for the Fiscal Year Ended February 28, 2017

2.
Comment: In regards to the Stringer Funds’ Annual Report for the Fiscal Year Ended February 28, 2017 (the “Annual Report”) filed with the SEC on May 9, 2016, please update the Stringer Funds’ website to include the Annual Report.

Response: The Trust has updated the Stringer Funds’ website to include the Annual Report.

3.
Comment: Each of the Stringer Funds is identified as a non-diversified management investment company in its Prospectus, but appears to be operating as a diversified management investment company based on a review of each Stringer Fund’s schedule of investments as of February 28, 2017 included in the Annual Report. Please note that an investment company identified as non-diversified, but which, in fact, operates as a diversified management investment company for more than three years, has, according to SEC staff positions, changed its status to that of a diversified company. Please affirm that if a Stringer Fund operates as a diversified management investment company for more than three years, such Fund will not operate as a non-diversified management investment company without the prior approval of its shareholders.

Response: The Trust affirms that if a Stringer Fund operates as a diversified management investment company for more than three years, it will not operate as a non-diversified management investment company without the prior approval of its shareholders.

4.
Comment: In regards to each Stringer Fund’s investment strategy as disclosed in the Annual Report, it appears that each Stringer Fund operates as a fund-of-funds as the disclosure in the Annual Report states that it intends to meet its investment strategy by investing primarily in exchange-traded funds. The SEC staff believes that it is not clear that the Stringer Funds will utilize this fund-of-funds investment strategy when comparing the Annual Report disclosure to that contained in each Stringer Fund’s principal investment strategies as described in the current prospectus. Please clarify the Stringer Funds’ principal investment strategies in the current prospectus.

Response: The Trust will review the Stringer Funds’ principal investment strategies in connection with the annual registration statement update and revise the disclosures as necessary.

5.
Comment: In regards to the use of a blended benchmark by the Stringer Moderate Growth Fund in connection with such Fund’s “Growth of $10,000 Investment” table disclosed in the Annual Report, the SEC Staff notes that it is permissible to use additional indexes, such as a blended index, as benchmarks. However, Form N-1A (Item 27(b)(7)(ii)) requires that this disclosure also include an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.  The SEC Staff does not believe the blended benchmark would qualify as an “appropriate broad-based securities market index.”

Catherine DiAngelo Fettig
U.S. Securities and Exchange Commission
June 16, 2017

Response: The Trust is aware of multiple fund groups that similarly use a blended index as the “broad-based securities market index” for a fund registered on Form N-1A. The Trust believes that blended primary benchmark indexes are frequently used across a variety of fund groups in recognition of the fact that such indexes are more reflective of the market for the principal investments of such funds than a non-blended index.

The Trust is not aware of any authoritative guidance from the SEC or SEC staff indicating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A; however, the Trust believes its approach with respect to the Stringer Moderate Growth Fund is consistent with the limited authoritative guidance from the SEC and the Staff regarding the definition and purpose of an “appropriate broad-based securities market index.”

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”1 In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”2 The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”3 The Trust respectfully notes that the Stringer Moderate Growth Fund’s blended primary benchmark index reflects the markets in which the Fund principally invests and is not “composed of securities of firms in a particular industry or group of related industries.”

Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.4 (emphasis added)

1.	Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).

2.	Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993).

3.	Id.

4.	Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972)

Catherine DiAngelo Fettig
U.S. Securities and Exchange Commission
June 16, 2017

Finally, in regards to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).5

The Trust believes that the use of a blended primary benchmark index utilized by the Stringer Moderate Growth Fund complies with the requirements of Form N-1A and the SEC guidance cited above. As the SEC staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes (e.g., a mix of equity securities, fixed-income securities and alternative strategies) with various weightings. As a result, it is often the case that the performance of a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index such as the S&P 500® Index. In this regard, the Trust believes that a blended primary benchmark index may provide investors with a more useful basis for evaluating the Stronger Moderate Growth Fund’s performance and risks relative to the markets in which the Fund invests, consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.

The Trust also believes that a blended index would be sufficiently “broad-based” if the index, when considered as a whole, is sufficiently representative of a broad segment of the securities market such that it is “not composed of securities of firms in a particular industry or group of related industries.” For example, in the case of the Stronger Moderate Growth Fund, the Trust believes that the Stronger Moderate Growth Fund’s blended index is sufficiently “broad-based” in part because most of the component indexes of the blended index are themselves “broad-based securities market indexes.”

5.	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Catherine DiAngelo Fettig
U.S. Securities and Exchange Commission
June 16, 2017

In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests,” funds should be given considerable deference in determining whether a blended benchmark index is an “appropriate broad-based securities market index.”

6.
Comment: In regards to the Stringer Funds’ “Growth of $10,000 Investment” table disclosed in the Annual Report, the SEC Staff notes that the Institutional Class of each Stringer Fund has a minimum initial investment of $1,000,000 and Instruction 1(d) of Item 27(b)(7)(ii) of Form N-1A requires that the line graph computation be based on the Fund’s required minimum initial investment if that amount exceeds $10,000. Please ensure that future filings reflect the appropriate minimum initial investment.

Response: The Trust will ensure that future annual report filings reflect the appropriate minimum initial investment in the “Growth of $10,000 Investment” table.

7.
Comment: In regards to the Financial Highlights section of the Annual Report, the SEC Staff notes that Instruction 3(b) of Item 13 of Form N-1A requires that if sales loads are imposed, the reports must include disclose that the sales loads are not reflected in total return. Please adjust the disclosure on a prospective basis.

Response: The Trust will ensure that future annual report filings reflect any applicable sales load.

8.
Comment: Please confirm that the Trust, on behalf of the Stringer Funds, has complied with Staff Accounting Bulletin: Topic 11: Miscellaneous Disclosure requiring that the Trust include disclosure discussing the potential effects of the adoption of recently issued accounting standards in registration statements and reports filed with the SEC unless the impact on its financial position and results of operations is not expected to be material.

Response: The Trust confirms that it believes it has complied with Staff Accounting Bulletin: Topic 11: Miscellaneous Disclosure.

9.
Comment: With respect to each of the Stringer Funds’ expense limitation agreement, please confirm that the recapture of any operating expenses waived or reimbursed by the Stringer Funds’ adviser pursuant to the its expense limitation agreement with the Trust shall be following the year in which any such reimbursement or waiver occurs only if the total annual fund operating expenses, after giving effect to the repayment, do not exceed the operating expense limit in place at the time of such waiver and/or reimbursement or any such lower expense limitation that may be in place at the time of such repayment.

Response:  The Trust confirms that no repayment of any amounts waived and/or reimbursed by the Stringer Funds’ adviser will be made unless the conditions described in your comment exists at the time of such repayment.

*                    *                    *

Catherine DiAngelo Fettig
U.S. Securities and Exchange Commission
June 16, 2017

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively